UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2025

Cub Crafters, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-11983

Delaware	91-1351852
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1918 South 16th Avenue, Yakima, WA	98903
(Address of principal executive offices)	(Zip Code)

(509) 248-9491

(Issuer’s telephone number, including area code)

Series A Preferred Stock and Class A Common Stock into

which the shares of Series A Preferred Stock may convert

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Cub Crafters,” “CubCrafters,” “we,” “us,” “our,” or “the company” mean Cub Crafters, Inc., and unless context indicates otherwise, refer to Cub Crafters, Inc. and its subsidiaries on a consolidated basis.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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DESCRIPTION OF BUSINESS

Summary

General Aviation (GA) constitutes a broad scope of aircraft types and uses; among them is what is known as “backcountry” flying, and the associated Short Take Off and Landing (or STOL) capable breed of small aircraft. The diverse range of existing aircraft in operation is a result of both long-proven legacy technology, as well as the influence of new and emerging technologies. Cub Crafters, Inc. (CubCrafters) was founded on the principles of proven legacy aircraft designs with the mission of continuing to bring innovation and improvement to the field of backcountry aircraft, with performance enhancements moving beyond the STOL performance and rough-field capability that has typically defined the sector. We believe that CubCrafters is uniquely positioned to take advantage of growing market demand and accelerating technological improvements in the industry.

The Company

Cub Crafters, Inc. is a leading producer of adventure/utility aircraft and the only known OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation category segments: FAA Certified, ASTM (American Society for Testing and Materials) Light Sport Aircraft (LSA), Builder Assist, as well as Experimental/Amateur-Built Kits (E/A-B). Founded as an aircraft maintenance and rebuilder shop in 1980, the company went on to engineer a continuous stream of performance innovations through FAA approved Supplemental Type Certificates (STC). Continuing to advance the product and business capabilities, the company then gained its own new aircraft designs and production approvals: FAA approved Type Certificates (TC) for the model CC18 and ASTM validation of a new LSA model CC11, becoming a highly regarded manufacturer of new light aircraft in multiple segments.

Based on the classic Piper Super Cub aviation platform legacy, the company leverages decades of craftmanship and a lean optimized production line to produce thoroughly modern and innovative aircraft. Well established as an FAA approved Production Certificate (PC) holder, the company brings turnkey experience: designing, testing, certifying, and manufacturing premium aircraft in-house as an Original Equipment Manufacturer (OEM), as well as providing Maintenance-Repair-Overhaul (MRO) services. Manufacturing currently takes place at production facilities in the vicinity of Yakima Air Terminal-McAllister Field, utilizing three campuses comprising 14 facilities in 11 buildings.

Backcountry aviation, whereby the aircraft designs are uniquely capable of accessing remote non-airport locations through extraordinary STOL performance, stands out as a popular market sector. The company believes that its design engineering and disruptive product development strategies are driven by a culture of innovating modifications and improvements, responding to the needs of an enthusiastic and loyal community of backcountry and adventure aircraft users. Customer involved market surveys were conducted on the latest models, prior to the decision to produce, to ensure that the desires of the owner-operators were at the center of the product line capabilities.

In 2020, the company gained FAA TC approval for the CC19-215 model using the new Lycoming CC393i 215HP engine, developed together with Lycoming. Then, in December of 2021, the company also gained FAA TC approval for the nose gear version of its Flagship XCub, branded the NX Cub. This move made an additive upward market shift to a new mix of potential customers, thus exposing CubCrafters products to all aircraft owner-operators in its niches, not just pilots with tailwheel endorsements for legendary Cub-style landing gear. In 2024, the new Rotax 916iS turbocharged powered Carbon Cub UL completed ASTM Light Sport Certification. Today, the company produces nine models and three kits.

The company has become well established with a history of continual development and flexibility in growing and changing markets since it was founded in 1980.

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Product History Milestones:

•	1980 - Cub Crafters is founded by James Richmond to repair and restore Piper Cubs.

•	1985 (and continuing through 2018) - CubCrafters gains and develops multiple new FAA STCS to improve the PA18 and other models; CubCrafters currently holds 64 STCs for many variants.

•	1986 - Company is incorporated as Cub Crafters, Inc.

•	1999 - CubCrafters introduces their first “new” airplane, the Piper/CubCrafters PA18, built under the FAA’s Spare & Surplus Rule.

•	2004 - Earning its FAA Part 21 Production Certificate (PC) and their first FAA Aircraft Type Certificate (TC), CubCrafters introduces the Top Cub; a Part 23 Certified design, based on the Piper Super Cub and inclusive of the most popular Supplemental Type Certificates (STC) improvements.

•	2006 - Introduction of the CubCrafters first Light Sport Aircraft (LSA): Sport Cub is a clean-sheet design that advanced the genre of backcountry, tailwheel aircraft.

•	2009 - A lightweight, 180 horsepower engine is added to Sport Cub. Initially badged Super Sport Cub.

•	2010 - LSA model is renamed Carbon Cub SS. Along with Carbon Cub SS, a kit version of the aircraft is offered, the Carbon Cub EX.

•	2015 - An innovative builder assist program is introduced for the Carbon Cub line, Carbon Cub FX.

•	2016 - XCub certification is completed (6 years in secret development) and introduced as CubCrafters flagship certified aircraft product.

•	2017 - XCub G3X glass panel is released, an industry wide first-ever use of experimental primary display avionics in a certified aircraft. The third generation Carbon Cubs, Carbon Cub EX-3 and FX-3 E/A-Bs, are introduced. Also, XCub gains EASA certification for EU countries, as well as FAA Seaplane Approval with Amphibious and straight floats.

•	2018 - XCub is awarded international certifications in Japan (JCAB), Canada (TCCA), and Australia (CASA).

•	2020 - XCub is certified with the new and more powerful 215hp engine option, Lycoming CC393i, developed in partnership with Lycoming and CubCrafters.

•	2021 - XCub is certified with an optional “tricycle” nose landing gear configuration, the NX Cub, while maintaining considerable backcountry airstrip capability. This unique offering is easier to handle on the ground than traditional “taildragger” aircraft, therefore lowering the barriers of entry for pilots interested in the exciting arena of backcountry flying and eliminating the need for tailwheel specific training and the associated pilot endorsement.

•	2022 - A new Carbon Cub 363i FP engine variant, including a new cowling design, is released August 2022, offering a new fuel injected engine option for fixed pitch propeller equipped EX-2 and FX aircraft. CubCrafters acquires Summit Aircraft Skis Company, including the company’s design and manufacturing assets, unique patents, and related intellectual property, from the Summit Aircraft Corporation of Sandpoint, Idaho. Manufacturing of skis has begun in Yakima and Summit Skis will continue to be sold and made available on both CubCrafters aircraft and competing aircraft from other manufacturers as well.

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•	2023 - CubCrafters announced the new Carbon Cub UL model, powered by a brand new Rotax 916iS engine. Demonstration versions are to be built in 2024 for market surveys and the first customer deliveries are scheduled for early 2025.

•	2024 - CubCrafters achieved FAA approval of major design modifications, including installation of the EarthX Lithium Ion battery and a throttle modification supplemental type certificate for CC19 aircraft.

•	2024 - CubCrafters achieved FAA approval of major design modifications, including installation of the EarthX Lithium Ion battery and a throttle modification supplemental type certificate for CC19 aircraft. Carbon Cub UL testing and ASTM Light Sport (S-LSA) certification completed, enabling 2025 deliveries.

•	2025 - Scaled production of Carbon Cub UL - Aircraft model with focus on the E-AB version, and expanded options driven by customer demand. Further reduced the weight of Carbon Cub UL Aircraft model to meet European ultralight category requirements. Launched new kit program for kit version of XCub model, including NX Cub nose wheel configuration.

Summary of Aircraft Models:

•	Super Cub – Legacy aircraft overhaul services combined with incorporation of various STCs: gross weight increase, 180 HP engine, updated avionics, and more.

•	Top Cub - A FAA Part 23 Certified design, offering a stronger, safer, and heavier load bearing capability than original Piper Super Cub while maintaining much of the ease of maintenance and simple manufacturing techniques. The aircraft is available with multiple landing gear options including various tire sizes, skis, or amphibious floats. CubCrafters sold this design, its firsts generation TC, but maintains the right to build it under license.

•	Sport Cub - LSA lightweight baseline design in the Light Sport Category; a clean-sheet modern design in the genre of tailwheel, backcountry aircraft.

•	Carbon Cub SS - LSA follow-on to the Sport Cub offered with improved handling, modern avionics, and higher power options than the original Sport Cub.

•	Carbon Cub FX & FX-3 - A Builder-Assist, Experimental Amateur Built (E/A-B) category aircraft, with multiple engines and gross weight options. The assisted build process is spread over two visits to the company factory facilities, where customers participate in the manufacture of their own aircraft, meeting FAA majority rule requirements for the build.

•	Carbon Cub EX Kits (EX, EX-2 & EX-3) - Packaged part kits are delivered to customers to assemble and customize as they build their own aircraft in the E/A-B Amateur-Built Experimental Category. These kits offer the most customization and flexibility to customers, allowing them to maximize performance and mission-specific capabilities. Known as the most complete Cub type kit offered in the industry, each version has been found to meet FAA NKET majority rule evaluations.

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•	XCub / NX Cub - CubCrafters “Flagship” aircraft, which is offered as three different aircraft models: FAA Part 23 Certified, as a Builder-Assist E/A-B, or kit. XCub is available with luxury interiors, a variety of top-quality avionics, flexible landing gear options, and two engine choices, all of which combine to provide a unique and powerfully versatile platform which stands out in the high-performance backcountry aircraft market.

•	Carbon Cub UL - Offered as an LSA or E/A-B, the “Ultralight” Carbon Cub advances the product line with a new engine offering and further airframe innovations to lower the empty weight and bolster performance. Powered by the Rotax 916iS engine, this is a turbocharged model which can utilize both aviation and non-ethanol auto gas and is expected to boost CubCrafters’ international sales.

Aircraft Models Currently Available In-Production

FAA Certified (3 models)

CC19-180 XCub

CC19-215 XCub or NX Cub (badged as NX when delivered with nose landing gear)

CC18-180 Top Cub (built under license)

Builder-Assist (4 models)

CCX-1865 Carbon Cub FX (Gen 2 with fixed pitch propeller)

CCX-2000 Carbon Cub FX-3 (Gen 3 with constant speed propeller)

CCX-2300 XCub or NX Cub (CC393i engine)

CCX-1865 Carbon Cub (Rotax 916iS engine)

Light Sport (2 models)

CC11-160 Carbon Cub SS

CC11-160 Carbon Cub UL (Rotax 916iS engine)

Kits (3 models)

CCK-1865 Carbon Cub EX-2 (Gen 2 with fixed pitch propeller)

CCX-2000 Carbon Cub EX-3 (Gen 3 with constant speed propeller)

CCX-2300 NX Cub / XCub

Note - parts and subassemblies are also available for the original EX Kit

Market & Competition

The aviation sector of the transportation industry comprises commercial, private, and military segments. General Aviation (GA) is normally the designated market used to define all civil aviation operations except for commercial air transport (airliners). GA represents the private transport and recreational components of aviation, with some crossover to military when civil aircraft are used in such capacity. CubCrafters is considered a prominent OEM in the GA recreational aircraft market segment.

According to the General Aviation Manufacturers Association (GAMA), the General Aviation (GA) market contributes more than US$339 billion to the US economy annually and employs more than 1.3 million citizens. GA aircraft log 28.6 million flight hours every year in the US; two-thirds of air traffic is for business purposes.

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Regulation and Certification Barriers

The aviation industry overall, inclusive of the GA market segments in which CubCrafters operates, is heavily regulated by the FAA, especially for certified aircraft. The barriers to entry for aviation businesses to start up and gain original FAA certified type certificates, as well as FAA approval for production authorization to continually produce new aircraft, are extremely high. This is due to the required knowledge base, necessary experience, high entry cost levels, vast regulatory requirements, and the multi-years of time and effort required for establishing designs and facilities, all while traversing through specific FAA approval processes.

Aircraft certification requires extensive FAA standards and systems knowledge and experience, as well as successful execution of design, test, first article build inspection conformities, validation testing, and extensive report documentation, to achieve new certification approval acceptance. This typically requires years of development, significant R&D funding, and in-depth engineering certification effort.

Only a few FAA fixed-wing type, standard category type certifications have been newly issued in each of the more recent decades. CubCrafters estimates that the technical certification report documentation alone, produced over six years to demonstrate compliance with FASA TC requirement standards for the CC19 XCub aircraft, exceeds forty thousand pages.

Further to the type design approvals for certified models, separate development and approval must be achieved for production facilities themselves, to achieve FAA accepted manufacturing processes and quality assurance systems. CubCrafters has earned multiple new, original issue, FAA Part 23 type certificates, and its production facilities have achieved FAA Part 21 approval for the manufacture of complete aircraft, and supplemental designs.

Other FAA certified backcountry aircraft that are currently in production, such as competitor American Champion Aircraft’s model 8GCBC Scout, are building from type design certificates originally issued in the 1960s. CubCrafters XCub, a two-seat Part 23 Standard Category aircraft, gained its newly issued type certificate in 2016 and has been since been continually updating the TC to include the latest available engines, propellers, and new landing gear options.

General Aviation Market Segments and Competition

GA aircraft types are divided as fixed-wing and rotary (helicopters) aircraft, and further by how they are powered: jet, turboprops, piston powered, and electric. For fixed wing aircraft, which are the only type that CubCrafters produces, the market segments are typically defined by the primary role for the aircraft types or models: recreational (two seats typically), private transport (four to eight seats typically), business jets, and agricultural. The key players currently in each of these segments, as reported to GAMA, include:

•	Recreational: American Champion Aircraft, CubCrafters, Extra Aircraft, Flight Design, Game Composites, Icon Aircraft, Pipistrel Aircraft, WACO Aircraft

•	Private Transport: AVIC General/Cirrus Aircraft, Daher, Diamond Aircraft, Epic Aircraft, Pilatus, Piper, Tecnam, Textron Aviation

•	Business Jets: Airbus Corporate Jets, Boeing Business Jets, Bombardier, Dassault Aviation, Embraer, Gulfstream Aerospace, Honda Aircraft, Textron Aviation

•	Agricultural: Air Tractor, Thrush Aircraft

The number of production aircraft delivered per quarter is directly reported to GAMA, optionally by each of the member OEM companies. In 2025, CubCrafters was the highest recreational aircraft producer. the following total numbers of airplane deliveries were reported publicly by the GAMA for recreational aircraft OEMs as segmented above:

1.	CubCrafters: 73 total
2.	Pipistrel Aircraft (Textron): 53 total
3.	Extra Aircraft: 24 total
4.	Elixir 22 total

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5.	American Champion: 17 Reported
6.	Game Aerospace: 13 total
7.	Waco Aircraft: 4 total
8.	Icon: 3 total
9.	Flight Design: 2 total
10.	NZ Aero 1

Note: Aviat Aircraft did not report to GAMA for the year ended December 31, 2025

Light Sport Aircraft (LSA) are recreational, designed and built to ASTM consensus standards, are limited to two occupants and a maximum of 1320 lbs. (1430 lbs. as seaplanes), and do not require a traditional pilots license. Experimental Amateur Built aircraft (E/A-B) are not approved nor certified by the FAA to any published design and manufacturing Codes of Federal Regulations (CFRs) nor ASTM standards. LSAs and E/A-Bs make up a significant portion of GA and these aircraft are intended primarily for education and entertainment; they are not authorized for commercial use or for hire.

There are a variety of different sized companies, including smaller, boutique makers of LSAs and E/A-Bs worldwide. The number of more common sport aircraft available from LSA suppliers typically numbers approximately 30 to 50+ worldwide. Since their inception and widespread support from the Experimental Aircraft Association (EAA), the number of kits (be it plans only, parts kits, or prefabricated fast kits) is vast. In the Cub-style backcountry aircraft LSA and E/A-B space, some of the more recognized competitors include: CubCrafters, Dakota Cub, Legend Aircraft, Backcountry, Javron, Zlin (Czech Republic), and Patriot, a new entrant. While sales data from private, smaller providers is not readily available, CubCrafters is generally understood to be the largest producer in the E/A-B Cub space. While not “Cubs” per se, yet similar as tailwheel STOL type aircraft, Just Aircraft and Kitfox are also in the space as lower cost options.

CubCrafters designs, test, certifies and manufactures in each of the three GA segments stated: FAA certified, ASTM LSA, and E/A-B. CubCrafters’ market is a multi-niche subset of GA, focused on producing 2-seat backcountry type aircraft. In these niches, CubCrafters is the dominant producer of certified backcountry aircraft and a prominent maker of LSA, Experimental Builder-Assist, and E/A-B Kits. CubCrafters produced aircraft models and kits are typically considered to command the highest retail prices in the backcountry space.

Customer Mission Profiles

CubCrafters’ existing customer base has a wide range of different mission profiles that drive their choice of purchase, which further widens the particular market segments that CubCrafters is able to pursue for:

•	Personal lifestyle and entertainment for backcountry, STOL, and flight enjoyment.

•	Seeking highest quality products, with proven track record, from a producer that has attained the ability and systems required to design and manufacture FAA certified aircraft.

•	Wildlife, military, law enforcement, and other special mission uses.

•	Humanitarian aid and access to outlying communities.

•	Cost effective and energy efficient remote access:

o	smaller aircraft with comparatively low fuel usage compared to a larger aircraft
o	mere fraction of comparative costs to acquire and operate, compared to a helicopter

•	Private transportation for business and residences.

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Direct and Secondary Market Impact Factors

Changing In July 2025, the FAA finalized and approved the MOSAIC rule (Modernization of Special Airworthiness Certification), a major update to the light-sport aircraft (LSA) and sport pilot regulations originally established in 2004. MOSAIC modernizes certification and operating rules for recreational and light aircraft by shifting from strict weight limits to performance-based standards (e.g., maximum stall speed of 59 KCAS). It expands sport pilot privileges to include more capable aircraft (up to four seats, though still limited to one passenger), broadens eligible aircraft types (including some existing general aviation planes like certain Cessnas and Pipers), allows limited aerial work and towing, and supports innovation in areas like electric propulsion. Key changes rolled out in phases, starting October 22, 2025 (for pilot privileges) and will complete in July 2026 (for new aircraft certification). CubCrafters is well pre-positioned in this market segment, and new product development considerations and strategies will be developed as the landscape of market changes potentially occur due to MOSAIC.

Employees

The company had 188 employees, 183 full-time and 5 part-time as of December 31, 2025.

Plans for Growth

The company is furthering its growth through four primary strategic objectives:

•	Objective 1 –Satisfy expanding sales demand

•	Objective 2 –Aftermarket customer services expansion

•	Objective 3 –Facility and manufacturing modernization

•	Objective 4 – Develop and introduce disruptive innovations and new technology

Aftermarket Services Expansion

The company intends to expand the current established network of certified dealer and service centers to include additional locations within the United States, as well as in overseas markets, to support the growing fleet of active aircraft. The company further intends to expand its internal Customer Support Department with more automation of the aftermarket part sales system and related support services.

Develop and Introduce Disruptive Technology

The company intends to continue to implement modern manufacturing techniques, along with scaling up tooling, adding automated design capacity, and improving rapid prototyping equipment. This growth is being directed to take advantage of the powerful combination of new technology, tooling, and manufacturing facilities, partnered with the company’s specialized craftsmanship that has been honed over four decades.

The company intends to continue its legacy of innovation to further meet market demand, as well as push the categorical limits of light aircraft. The company has active R&D projects partnering with NASA and educational institutions. These projects are aiming to develop new technology, integrate the new technologies into the light aircraft platform, and explore the new uses and capabilities that those technological changes are bringing about. Active projects include development of a patented lift augmentation design, including electrical power, which may further expand the performance envelope of the small fixed-wing aircraft.

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Manufacturing Modernization to Scale NexGen Aircraft Releases

The company intends that the long-standing legacy of crafting skills and knowledge that have been used to manufacture this class of aircraft will be further infused into a modern manufacturing environment, with increased production standardization, modern technology, and new materials.

In furtherance of the above objectives, the company may acquire other companies, real estate, or assets.

Regulation

Aviation business is heavily regulated. We deal with numerous U.S. government agencies and entities, including but not limited to branches of the U.S. military, U.S. Department of Agriculture, U.S. Department of Interior, NASA, the Federal Aviation Administration (FAA) and the National Transportation and Safety Board.

Aircraft. In the United States aircraft products are required to comply with applicable FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Outside the United States, similar requirements exist for airworthiness, installation, and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Union Aviation Safety Agency and the Civil Aviation Authority in the UK.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. The company’s compliance status is continually assessed and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation, and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under the company’s contracts with the U.S. government. It is reasonably possible that costs incurred to ensure continued environmental compliance could have a material impact on the results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

A Potentially Responsible Party (PRP) has joint and several liability under existing U.S. environmental laws. If we were to be designated a PRP by the Environmental Protection Agency or a state environmental agency (which has not been the case so far), we would potentially be liable to the government or third parties for the full cost of remediating contamination at the company’s facilities or former facilities or at third-party sites. If we were required to fully fund the remediation of a site for which we were originally assigned a partial share, the statutory framework would allow us to pursue rights to contribution from other PRPs.

Non-U.S. Sales. The company’s non-U.S. sales are subject to both U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, tariffs, investment, exchange controls, anti-corruption, and repatriation of earnings. Non-U.S. sales are also subject to varying currency, political and economic risks.

Intellectual Property

CubCrafters holds FAA design and production approvals, inclusive of all proprietary design, analysis, test, and certification technical and commercial data:

FAA Production Certificate (PC)

•	FAA Production Certificate No. 722NM, Issued Feb-12-2007; latest Amendment Jan-3-2022

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FAA Certified Type Certificates (TC):

•	A00053SE, Model CC19-180 & CC19-215, Issued Jun-2-2016

o	Amended to add Amphibious and Straight Floats, Approved Dec-14-2017
o	Amended to add Garmin G3X Avionics, Approved Feb-8-2018
o	Amended for new CC 19-215 model, CC393i 215 HP Engine, Approved Oct-10-2020
o	Amended to add nose landing gear, Approved Dec-3-2021
o	Amended to add Amphibious and Straight Floats to CC19-215, Approved Nov-16-2023
o	Amended to add lithium battery option to CC19 series, Approved Oct-24-2024

•	A00055SE, Model EL-l, Issued Mar-22-2019

•	A00057SE, Model CC21-180, Issued Feb- 14-2019

International Type Certificates (TC):

•	Europe: EASA.IM.A.638, Model CC19-180, Issued Dec-18-2017

•	Japan: JCAB-92, Model CC19-180, Issued Mar-27-2018

•	Canada: Transport Canada A-274, Model CC19-180, Issued Feb-28-2018

•	Australia: CASA A330, Model CC19-180, Issued Aug-28-2018

FAA Certified Supplemental Type Certificates (STC):

•	CubCrafters holds 64 valid STCs for a wide variety of engineered improvements for PA18, CC18 and other models.

Recent Acquisitions:

•	Summit Aircraft Skis Company, including the company’s design and manufacturing assets, a unique patent and related intellectual property, from the Summit Aircraft Corporation of Sandpoint, Idaho.

We have received or filed for the following patents and trademarks:

Title	Type	Application #	Filing Date	Status	Issue Date	Patent #
Distributed leading-edge lifting surface slate and associated electric ducted fans for fixed lifting surface aircraft	Utility: Non-provisional	17/079,911	10/26/2020	Issued	2/23/2021	US10926868B1
Attachment Bracket for Landing Gear Leading-Edge Ducted Fan Thrust Reduction System	Provisional Patent	US 13/679,494 19/034,465	11/16/2012 01/22/2025	Active Pending	3/17/2015 -	US8979022B2 -
Active Electric Drag Elements for Aircraft	Provisional Patent	US 63/746,189	1/16/2025	Pending	-	-

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Mark	Filing Date	Serial #
XCUB (1)	December 11, 2014	86478357
SPORT CLUB	August 9, 2005	78688587
CARBON CUB (1)	October 10, 2014	86420838
CUB (1)	September 21, 2006	77004327
CUB CRAFTERS	August 8, 2005	78688112
TOP CUB	August 8, 2005	78688134
	August 10, 2005	78690130
SPORT CUB (2)	July 7, 2012	9583625
CARBON CUB (2)	July 7, 2012	9583626
TOP CUB (2)	July 7, 2012	9583627
TOP FLOATS	August 6, 2024	98685489
CUB CRAFTERS (2)	July 7, 2012	9583628
CUB (2)	July 7, 2012	9581438
Attachment Bracket for Landing Gear (3)	November 16, 2012	8979022B2

(1)	Owned by the wholly owned subsidiary, Cub Marks, LLC
(2)	Filed in People’s Republic of China
(3)	Owned by the wholly owned subsidiary, Summit Aircraft Skis

Litigation

There are currently no legal proceedings pending against the company.

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MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Cub Crafters, Inc. was incorporated under the laws of the state of Washington on October 15, 1986. The company domesticated in Delaware by filing a Certificate of Conversion and Certificate of Incorporation with the state of Delaware on June 14, 2022. The company is a leading producer of adventure/utility aircraft and the only OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation market segment categories: FAA Certified, ASTM Light Sport, Builder Assist, and Experimental/Amateur-Built Kits.

Results of Operations

Along with increased production efficiencies, the company prioritized the production of the new Carbon Cub UL model in 2025. A large reduction in overtime labor was realized, proportionate to improved first-time quality of new aircraft deliveries. A decrease in kit sales was offset by an increase in used aircraft shipments and steady new aircraft production. Production rate was reduced approximately 20% in 2025, with a decrease in the average employee count, driven by 2024 election year impacts and  expanding inflationary consumer concerns.

Revenues

Revenues from sales of production and builder assist aircraft, aircraft kits, aftermarket services, parts sales, and pre-owned aircraft sales generated $39,198,465 for the year ended December 31, 2025 (“FY 2025”), approximately a $1,546,303 decrease from $40,744,768 for the year ending December 31, 2024 (“FY 2024”). The decrease in revenue was primarily a result of reducing the assembly line production rate and fewer kit sales.

Cost of Sales

Cost of sales consist of raw materials, parts, freight, and accrued direct costs to produce, sell, and distribute aircraft products. Our cost of sales decreased approximately $1,611,428 to $29,420,907 FY 2025 from $31,032,335 for FY 2024. Cost of sales decreased due to production efficiency, and fewer new aircraft and kit sales.

Operating Expenses

The company recorded an increase of $830,262 in total operating expenses: $10,174,730 for FY 2025 versus $9,344,468 in FY 2024. The change between the two years was partially due to an increase in expenses for professional and legal items and rent. The other major factor contributing to the variance was the initial integration inefficiencies of the new UL model in the production line. The company’s discretionary Research and Development (R&D) spending was reduced in 2025 to offset the said inefficiencies and expenses.

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Other Income (Expense)

Total other income and (expense) was ($135,807) for FY 2025, compared to $233,902 for FY 2024, an unfavorable change of $369,709. The primary driver of this decrease was a significant decrease in other income, partially offset by a modest increase in interest expense, as described below.

Interest Income. Interest income was $45,913 for FY 2025, compared to $46,501 for FY 2024, a decrease of $588.

Interest Expense. Interest expense was $253,785 for FY 2025, compared to $228,734 for FY 2024, an increase of $25,051, or approximately 11%. The increase was driven primarily by significantly higher utilization of the company's line of credit with Glacier Bank during 2025. Interest on the Glacier Bank line increased from $4,121 in 2024 to $94,648 in 2025, as the company drew on the line to support working capital requirements. This increase was partially offset by a decrease in finance lease interest expense, which declined from $82,828 in 2024 to $66,428 in 2025 as the company's finance lease portfolio continued to amortize. Interest on the AFC Financial Services line of credit and related party promissory notes accounted for the remainder of interest expense in both periods.

Other Income. Other income for FY 2025 was $111,950, which was primarily comprised of $79,919 for cash discounts received on purchases made by our company during FY 2025. Other income for FY 2024 was $441,401.The decrease in other income from $441,401 in FY 2024 to $110,950 in FY 2025 was a result of one time transactions not related to the Company’s core revenue activity that include refunds, and other adjustments that created income.

Other Expense. Other expense was $39,885 for FY 2025, compared to $25,266 for FY 2024.

Net Income

As a result of foregoing, the company’s income for FY 2025 was $148,891 versus net income of $348,596 for FY 2024. The additional operating expenses in 2025 were the primary driver for the decrease in net income, which was offset by an income tax benefit received by the company in FY 2025.

Liquidity and Capital Resources

As of the date of this report, the company has primarily been funded from revenue generated by the sales of our aircraft. As of December 31, 2025, the company had approximately $511,052 in cash and cash equivalents. As of December 31, 2024, the company had approximately $814,000 in cash and cash equivalents on hand.

Although the company reported net income for the year ended December 31, 2025, such net income resulted solely from the recognition of an income tax benefit. Absent this income tax benefit, the company would have reported a net loss for the period. The income tax benefit did not generate current-period cash.

As of December 31, 2025, the company expects to require additional liquidity to fund ongoing operations and meet obligations as they come due within the next twelve months.

Nonetheless, the company believes that its cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through 2026 based on the following factors:

•	Income tax benefits generate $216,000 of cash received during the quarter ended March 31, 2026;

•	Cost reductions have been implemented resulting in increased cash flow from operations; and

•	The company has $3,089,000 available from two lines of credit.

14

Regulation A Offering; Regulation CF Offering; Regulation D Offering

On November 3, 2022, the company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”). The company terminated the Regulation A Offering on January 16, 2024. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”). The company was offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”). The company was offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. The net proceeds of these concurrent offerings will be used to scale operations to meet expanding sales demand, invest in the development of products and disruptive technology, modernize manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves. During FY 2022, the company sold 301,034 shares of Series A Preferred Stock in the Regulation A offering for a net proceeds of $1,337,460. During FY 2023, we increased the share price in our offerings to $5.45 per share (24th of May) and the company sold 529,875 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offerings, for net proceeds of $2,355,486. During FY 2024, the company sold 94,988 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offerings, for net proceeds of $445,125. All of these offerings were terminated in FY 2024.

Inventory

As of December 31, 2024, the company held $17,167,720 in net inventory. As of December 31, 2025 the company decreased net inventory by an additional $788,314 to $16,379,406, a decrease of roughly 5%. Certain portions of this decrease were due to a reclassification of aircraft in inventory to property and equipment. The reclassified aircraft are used for demonstration purposes in operations.

Liabilities

The company has a line of credit with Glacier Bank (formally Bank of Idaho) with a maximum borrowing limit of $3,500,000. Interest accrues at Wall Street Journal Prime (WSJP). The maturity date is June 2, 2026, and the line is secured by company accounts receivable and parts inventory. The outstanding balance as of December 31, 2025 and 2024 was $1,690,906 and $250,000, respectively.

The company also has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The maturity date is May 18, 2026, and the line is secured by company owned aircraft inventory. The outstanding balance was $720,000 as of December 31, 2025 and 2024, respectively. The interest expense incurred by the company on the lines of credit for FY 2025 was $61,524 and for FY 2024 was $31,445.

15

The company entered into a promissory note on May 25, 2023 with Susan Richmond for $394,729. The maturity date is January 5, 2026 and accrues interest at 5.0%. The note was fully paid off during FY 2025, and the outstanding balance on the loan was $0 at December 31, 2025 and $158,958 at December 31, 2024.

The company entered into a promissory note on December 31, 2021 with Susan Richmond for $809,124. The loan matures in December 2031 and accrues interest at 4.25%. The outstanding balance on the loan was $572,926 at December 31, 2025 and $655,022 at December 31, 2024.

Real Property Leases

The company rents hangar and office space from the principal stockholder of Cub Crafters, Inc. Terms of the lease agreement call for monthly payments of $6,000 for the office space and $6,988 for the hangar. The agreement matures January 2029.

The company entered into a third-party building lease which ends in March 2027. Total rent expense was approximately $220,000 for the years ended December 31, 2025 and 2024, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on the company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Trend Information

•	The independent dealer network contract was modified in 2025 to reduce cost of future sales.

•	The net average commission is decreased by approximately 20% going forward.

•

Productivity gains were rebalanced in 2025 with shipments decreased approximately 10% compared to 2024, and 5% higher than 2023 levels. As a result of operational productivity gains, and softening sales demand, order backlog reduced to approximately 7 months as of December 31, 2025. First half of 2026 sales are expected to rise and subsequently increase the order backlog by 3 to 6 months.

•	New Aircraft warranty expenses decreased 31% in 2025, down from 2024 and are expected to remain stable at similar levels.

•	Contract labor was significantly decreased by 73% in 2025, compared to 2024. Expended overtime labor hours were significantly decreased, down 36% in 2024 compared to 2023. This trend continued into 2025, with expended overtime reduced again by 32% compared to 2024. Much of the realized overtime reduction was due to advancements in first-time quality.

•	Annual average total employment decreased approximately 18%, from approximately 225 in Q4 2024 to 188 employed as of December 31, 2025, primarily adjusted for reduced assembly facility production rate. Staffing in 2025 returned to 2021 levels, after being evaluated against sales demand and respective production rate adjustments. Proportional to an expected increase in new sales orders, the company will consider production rate increases in 2026.

•	General Aviation Manufacturers Association (GAMA) reported a 4.2% growth increase in piston powered aircraft in 2024. However, piston powered aircraft shipments through the fourth quarter of 2025 were essentially flat, up just 0.6% with 1782 units shipped in 2025 compared to 1772 total units in 2024. The GAMA report records shipments for the subject year, which is not a direct indicator of new sales activity during the same period since backlogged orders were likely obtained in the prior year(s).

16

•

Unpredictable supply interruptions experienced in recent years subsided notably in 2024, with the majority of key suppliers improving on-time delivery and order lead times. However, critical delivery and order lead times for the supply of engines, propellers, landing gear, and related components remain problematic, necessitating higher inventories of purchased goods and materials than desired for lean operations. For example, key avionics components were delivered late 25% of the time in 2025, while carrying lead times of 11+ weeks. Inflationary impacts, driving higher cost of goods sold thereby reducing income margins, continued throughout 2025. The average 2-year purchase price escalation for the top 60 suppliers rose an average of 17% over 2025, on top of the 22% average seen in 2024.

•	The Company invested ~$1.1M in R&D projects in 2025, down 61% from 2024, gaining significant progress on key new product developments targeted for announcement in 2026. Further, the Company was awarded a 24-month Electric Lift Augmentation R&D grant from the Air Force Research Laboratory SBIR program, for $1.2M in funding beginning in 2025.

•	The Company broadened its legacy Super Cub aftermarket services, announcing a modernized 2300 lb gross weight overhaul program in June of 2025. Orders for multiple total aircraft overhauls have been received and are scheduled for 2026.

*General Aviation Manufacturers Association, General Aviation Aircraft Shipment Reports 2025 and 2024 Fourth Quarter. Rue de la Loi 67 | Brussels 1040| Belgium 1400 K Street NW, Suite 801 | Washington, DC 20005 | USA GAMA Releases 2024 Aircraft Shipment and Billing Report - GAMA

17

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The directors, executive officers, and significant employees of the company as of the date of this annual report are as follows:

Name	Position	Age	Date Appointed	Term of Office	Part Time / Full Time
Directors
Susan Richmond	Director	72	2021	Indefinite	Part Time
Patrick Horgan	Director	59	2021	Indefinite	Full Time
Bradley Damm	Director	55	2021	Indefinite	Full Time

Officers
Patrick Horgan	President and CEO	59	President – 2018 CEO - 2021	Indefinite	Full Time
Bradley Damm	Vice President and Sales	55	VP Sales – 2018 VP Corporate - 2021	Indefinite	Full Time
Keith Kennedy	Chief Financial Officer	63	2024	Indefinite	Full Time
Richard Johnson	Director of Finance	78	Director of Finance - 2022	Indefinite	Full Time
Justin Jansky	Secretary	38	Secretary - 2022	Indefinite	Full Time

Business Experience for Executive Officers

Patrick Horgan, President, Chief Executive Officer, and Director.

Patrick Horgan has been the company’s President since 2018 and its CEO since 2021, overseeing all OEM and MRO operations. Prior to his role as President, Mr. Horgan was the company’s Vice President/Director of Engineering & Product Development from 2015 to 2018 when he led the FAA Part 23 type certificate approval and production certificate approval of CubCrafters’ newest flagship, the XCub, as well as the latest model generation of the Carbon Cub. Horgan also directed the breakthrough certification that authorized the use of experimental avionics in FAA-certified production aircraft, a first in aviation history. Horgan brings over 35 years’ aircraft development and manufacturing experience in General Aviation, Commercial, and Military industries. Prior to service at the company, he was the General Manager at WACO Classic Aircraft Corporation in Battle Creek, Michigan and was the commercial aircraft manager of wheel and brake programs for Goodrich Aerospace in Troy, Ohio (now Collins Aerospace). He was also a designer on the F/A-18 Super Hornet at McDonnell Douglas (now Boeing) in St. Louis, Missouri. Horgan holds degrees in aeronautical and astronautical engineering from the University of Illinois, and a certificate in Disruptive Strategy from Harvard Business School. He serves as a member of the Board of Directors of the General Aviation Manufacturers Association and on ASTM aircraft standards committees.

Bradley Damm, Vice President, Sales, and Director.

Brad Damm is Vice President at CubCrafters. He has overseen CubCrafters’ sales, marketing, and brand management operations since 2018. Since first joining CubCrafters in 2013, Brad has served as Factory Direct Sales Manager, the Director of Sales Support, the Global Director of Sales, and the Vice President of Sales and Marketing. During his tenure, the company has seen new sales records year after year across all of CubCrafters new aircraft and kit product lines, and the CubCrafters brand has risen to new levels of awareness and respect with aviation consumers worldwide. Prior to joining the company, Brad served for over 10 years as the Business Development Manager for one of the largest commercial concrete contractors in the Pacific Northwest, driving the sales and revenue growth that allowed the company to expand from a few dozen to hundreds of employees.

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Susan Richmond, Director

Susan Richmond serves on the Board of Directors for Cub Crafters, Inc. She has served in the position of Director from October 2021 to present. Susan Richmond, wife of company founder Jim Richmond, has been a successful entrepreneur and small business owner herself over the last 22 years. She has owned and operated Inklings Bookshop in the Yakima Valley since 2000. Her leadership experience includes serving on the American Booksellers Association Advisory Board and the Pacific Northwest Booksellers Association Board of Directors. She has also served on a local private school board and as President of a retail merchant association board. Susan Richmond attended Central Washington State University, Yakima Valley College, and Moody Bible Institute.

Keith Kennedy, Chief Financial Officer

Keith Kennedy is the Chief Financial Officer at CubCrafters' with over 20 years of financial experience helping companies be more efficient and maximize profits. Keith has guided companies through strategic decision-making and sustainable growth. His expertise in finance and accounting has allowed him to excel as a CFO, overseeing budgeting, forecasting, and financial analysis with companies in many industries. In the past number of years Keith Kennedy has been the CFO at Pyramid Heating & Cooling (2021-2022) and Hood River Juice Company (2020-2021). Prior to that, he was the Chief Financial Officer of Sagetech Corporation from 2015-2020. Sagetech was the first company to develop and produce a micro transponder weighing less than 1 pound for the unmanned aerial vehicle market and he was instrumental in helping control costs, manage cash flows, and keep projects on budget. This process took many years of research and development work while continuing to operate a profitable production company to fund the R&D efforts. Keith Kennedy holds a degree in business administration with a major in accounting from the University of North Florida, and a certificate in Six Sigma from Washington State University.

Richard Johnson, Director of Finance and Treasurer.

Rick Johnson is the Director of Finance at CubCrafters and has been with the company since 2017. He has 27 years of previous experience as controller and CFO for fruit packing and timber operations in the Pacific Northwest. He holds a Bachelor of Science in Business Administration from Central Washington University.

Justin Jansky, Corporate Affairs Director and Secretary

Justin Jansky is the Corporate Affairs Director at CubCrafters. He joined the company in 2015 , with several promotions leading to his current role beginning in 2025, having a demonstrated history of successful collaboration on major FAA type certification projects in the general aviation industry, specifically under 14 CFR Parts 21 and 23. He is responsible for process management, document control, facilitating FAA certification processes, coordination with FAA delegates and documenting compliance testing. He holds a bachelor’s degree in technology and applied design.

19

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2025 the final compensation of the three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash Compensation ($)	Other Compensation ($)	Total Compensation
Patrick Horgan	Chief Executive Officer	$344,149	-	$344,149
Bradley Damm (1)	Vice President, Sales	$302,667	-	$302,667
Richard Johnson	Director of Finance	$104,171	-	$104,171

(1) As of December 31, 2025and 2024, Mr. Damm also has $504,330 in deferred income that has been accrued but not yet been paid.

For the fiscal year ended of December 31, 2025, the company did not pay the directors as a group for their service as directors. There are three directors in this group.

Pursuant to the company’s compensation award plan, which is filed as Exhibit 6.1 to this report, the company is authorized to issue shares of the company’s Class A or Class B Common Stock to certain employees of the company as determined by the Board of Directors. The number of shares issued under the plan to each participant will be determined by the Board of Directors.

20

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2025, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 5% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 5% of any class of our capital stock. Unless otherwise indicated, the address of all listed shareholders is c/o Cub Crafters, Inc., 1918 S. 16th Ave, Yakima, WA 98926.

Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percentage of Class
Susan Richmond	Class B Common	26,100,000	0	90%
Patrick Horgan	Class B Common	1,450,000	0	5%
Bradley Damm	Class B Common	1,450,000	0	5%
All executive officers and directors (5 people in this group)	Class B Common	29,000,000	0	100%
Susan Richmond	Series A Preferred	810,956	0	42%
Patrick Horgan	Series A Preferred	44,065	0	2%
Bradley Damm	Series A Preferred	50,100	0	3%
All executive officers and directors (5 people in this group)	Series A Preferred	905,121	0	47%
All executive officers and directors (5 people in this group)	All Classes	29,905,121	0	97%

21

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company leases office and manufacturing space from Richmond Real Estate located at 1918 and 1920 South 16th Avenue, Yakima, WA 98903. The company leases approximately 29,000 square feet and 12,270 square feet, respectively. The airport land these buildings occupy are leased to the company by Richmond Real Estate. Richmond Real Estate holds the land leases with the Yakima Air Terminal – McAllister Field. Richmond Real Estate is owned by Susan Richmond, the majority shareholder and a director of the company.

The company leases a manufacturing and aircraft completion center space from Richmond Real Estate, located at 2035 Airport Lane, Yakima, WA 98903. The Completion Center is 11,265 square feet. Richmond Real Estate is a real estate purchasing and holding company owned by Susan Richmond, the majority shareholder and a director of the company.

The company has a Promissory Note with Susan Richmond for $809,124. The promissory note matures on December 31, 2031. Interest accrues under the loan at 4.25% per annum and terms are 10 years with 1 year interest only and no prepayment penalty. The outstanding balance at December 31, 2025 was $572,926.

The company entered into a promissory note on May 25, 2023 with Susan Richmond for $394,729. The maturity date is January 5, 2026 and accrues interest at 5.0%. The loan was fully paid off as of December 31, 2025.

OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U.

22

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The consolidated balance sheets of Cub Crafters, Inc. as of December 31, 2025 and 2024, and the statements of operations, stockholders' equity, and cash flows for the years then ended have been included in this Annual Report with the 2025 Independent Auditors’ Report, and upon the authority of said firm as an expert in accounting and auditing.

23

Index To Audited Financial Statements

Cub Crafters, Inc.

24

FINANCIAL STATEMENTS

Consolidated Financial Statements and Notes

Cub Crafters, Inc.

For the Years Ended December 31, 2025 and 2024

25

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Cub Crafters, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Cub Crafters, Inc. (a Delaware corporation, the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

26

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

Newport Beach, California

April 28, 2026

27

CUB CRAFTERS, INC CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2025 AND 2024

ASSETS

	2025	2024
CURRENT ASSETS
Cash and cash equivalents	$511,052	$814,055
Accounts receivable, net	4,034,393	4,973,568
Inventories	16,379,406	17,167,720
Income tax receivable	255,390	177,227
Prepaid expenses & other assets	409,600	339,375
Total current assets	21,589,841	23,471,945

PROPERTY AND EQUIPMENT, NET	3,070,140	2,333,885

OTHER ASSETS
Intangible asset, net	218,157	248,706
Trade note receivable	50,000	-
Right of use assets - finance lease	604,208	990,657
Right of use assets - operating lease	1,853,212	2,225,638
Deferred income tax asset	489,185	-
Total other assets	3,214,762	3,465,001

TOTAL ASSETS	$27,874,743	$29,270,831

The accompanying notes are an integral part of these consolidated financial statements

28

CUB CRAFTERS, INC CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2025 AND 2024

LIABILITIES AND STOCKHOLDERS' EQUITY

	2025	2024

CURRENT LIABILITIES
Accounts payable	$1,342,015	$2,154,298
Accrued liabilities	1,212,732	1,114,861
Contract liabilities	1,290,698	1,111,601
Customer deposits	5,965,528	7,399,231
Lines of credit	2,410,906	970,000
Finance leases, current portion	256,681	259,898
Operating leases, current portion	321,816	372,425
Notes payable, current portion	7,230	13,730
Related party notes payable, current portion	85,654	241,054

Total current liabilities	12,893,260	13,637,098

LONG-TERM LIABILITIES
Finance leases, net of current portion	552,247	808,929
Operating leases, net of current portion	1,531,396	1,853,212
Related party notes payable, net of current portion	487,272	572,926
Deferred taxes	-	136,989

Total long-term liabilities	2,570,915	3,372,056

Total liabilities	15,464,175	17,009,154

STOCKHOLDERS' EQUITY

Series A Preferred stock, $0.0001 par value, 10,050,000 authorized, 1,925,897, issued outstanding as of December 31, 2025 and December 31, 2024	192	192

Common stock-Class B, $0.0001 par value, 33,000,000 shares authorized, 29,000,000 shares issued outstanding as of December 31, 2025 and December 31, 2024	2,900	2,900
Common stock-Class A, $0.0001 par value, 40,000,000 shares authorized, 0 shares issued outstanding as of December 31, 2025 and December 31, 2024	-	-
Additional paid-in capital	4,887,588	4,887,588
Retained earnings	7,519,888	7,370,997
Total stockholders' equity	12,410,568	12,261,677

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$27,874,743	$29,270,831

The accompanying notes are an integral part of these consolidated financial statements

29

CUB CRAFTERS, INC CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024

SALES	$39,198,465	$40,744,768

COST OF SALES	29,420,907	31,032,335

GROSS PROFIT	9,777,558	9,712,433

OPERATING EXPENSES
General and administrative	5,999,487	3,732,253
Research and development	1,089,881	2,811,378
Selling and marketing	3,085,362	2,800,837

Total Operating Expenses	10,174,730	9,344,468

INCOME (LOSS) FROM OPERATIONS	(397,172)	367,965

OTHER INCOME AND (EXPENSE)
Interest income	45,913	46,501
Interest expense	(253,785)	(228,734)
Other income	111,950	441,401
Other expense	(39,885)	(25,266)

Total other income and (expense)	(135,807)	233,902

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES	(532,979)	601,867

Income tax benefit (expense)	681,870	(253,271)

NET INCOME	$148,891	$348,596

EARNINGS PER SHARE:
Basic	$0.01	$0.01
Diluted	$0.01	$0.01

WEIGHTED AVERAGE NUMBER OF COMMON STOCK:
Basic	29,000,000	29,000,000
Diluted	30,925,897	30,916,931

The accompanying notes are an integral part of these consolidated financial statements

30

CUB CRAFTERS, INC CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024

	SERIES A SERIES A PREFERRED STOCK		COMMON STOCK - CLASS B		COMMON STOCK - CLASS A		ADDITIONAL
	Shares	Amount, par	Shares	Amount, par	Shares	Amount, par	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL EQUITY

BALANCE, DECEMBER 31, 2023	1,830,909	$183	29,000,000	$2,900	-	$-	$4,442,477	$7,022,401	$11,467,961
Reg A offerings-series A preferred stock, net of issuance costs	61,434	6	-	-	-	-	293,885	-	293,891
Reg D offerings-series A preferred stock, net of issuance costs	9,927	1	-	-	-	-	46,231	-	46,232
Reg CF offerings-series A preferred stock, net of issuance costs	23,627	2	-	-	-	-	104,995	-	104,997
Net income	-	-	-	-	-	-	-	348,596	348,596
BALANCE, DECEMBER 31, 2024	1,925,897	192	29,000,000	2,900	-	-	4,887,588	7,370,997	12,261,677
Net income	-	-	-	-	-	-	-	148,891	148,891
BALANCE, DECEMBER 31, 2025	1,925,897	$192	29,000,000	$2,900	-	$-	$4,887,588	$7,519,888	$12,410,568

The accompanying notes are an integral part of these consolidated financial statements

31

CUB CRAFTERS, INC CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$148,891	$348,596
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	641,030	520,434
Provision for losses	2,163	14,366
Gain (loss) on sale of fixed assets	372	-
Decrease (increase) in assets:
Accounts receivable, net credit reserve	935,719	259,022
Trade note receivable	(50,000)	-
Contract assets	-	949,121
Deferred income tax asset	(489,185)	76,669
Inventories	(421,699)	(729,852)
Income tax receivable	(78,163)	39,613
Prepaid expenses & other assets	(70,225)	81,652
Increase (decrease) in liabilities:
Accounts payable	(812,283)	710,337
Accrued liabilities	97,871	(308,814)
Contract liabilities	179,097	(331,533)
Customer deposits	(1,433,704)	(4,249,509)
Deferred taxes	(136,989)	136,989
Net cash provided (used) by operating activities	(1,487,105)	(2,482,909)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	317,000	-
Purchase of property and equipment	(66,351)	(98,673)
Net cash provided (used) by investing activities	250,649	(98,673)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on finance leases	(259,899)	(252,926)
Proceeds from Reg A Series A Preferred stock offering	-	333,545
Proceeds from Reg D Series A Preferred stock offering	-	52,470
Proceeds from Reg CF Series A Preferred stock offering	-	119,164
Stock issuance costs	-	(60,059)
Payments on notes payable	(6,500)	-
Line of credit, net	1,440,906	550,000
Payments on related party notes	(241,054)	(229,773)
Net cash provided (used) by financing activities	933,453	512,421

NET CHANGE IN CASH	(303,003)	(2,069,161)

CASH - BEGINNING OF YEAR	814,055	2,883,216

CASH - END OF YEAR	$511,052	$814,055

SUPPLEMENTAL CASH FLOW INFORMATION
Payment of interest in cash	$253,785	$228,734
Payment of income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES
Inventory reclassified to property and equipment	$1,211,306	$782,178

The accompanying notes are an integral part of these consolidated financial statements

32

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of Cub Crafters, Inc., Cub Crafters Group, LLC, Cub Crafters Services, LLC, Cub Crafters Resale, LLC, and Cub Crafters Avionics, LLC. (together the “Company”).

•	Cub Crafters Group, LLC is a wholly owned subsidiary manufacturer of certified and light sport aircraft, aircraft kits, and parts.
•	Cub Crafter Services, LLC, a wholly owned subsidiary, which repairs and rebuilds aircraft and related parts.
•	Cub Crafter Avionics, LLC, a wholly owned subsidiary, provides testing and certification on aircraft instruments.
•	Cub Crafters Resale, LLC, a wholly owned subsidiary, purchases and sells used aircraft.

The principal place of business for the Company is located in Yakima, Washington. All significant intercompany transactions have been eliminated.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred recurring operating losses and negative cash flows from operations and has limited liquidity. Although the Company reported net income for the year ended December 31, 2025, such net income resulted solely from the recognition of an income tax benefit. Absent this income tax benefit, the Company would have reported a net loss for the period. The income tax benefit did not generate current-period cash.

As of December 31, 2025, the Company had cash and cash equivalents of $511,052 and expects to require additional liquidity to fund ongoing operations and meet obligations as they come due within the next twelve months. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date the financial statements are issued.

The Company believes substantial doubt has been alleviated for a period of at least 12 months from the date the financial statements are issued based on the following:

•	Income tax benefits generated $216,000 of cash received during the first quarter of 2026.

•	Cost reductions have been implemented resulting in increased cash flow from operations.

•	The Company has $3,089,000 available from two Lines of Credit.

Management has developed plans intended to mitigate these conditions, which include implementing cost reduction initiatives, and pursuing strategies to improve operating performance. However, there can be no assurance that such plans will be successfully implemented or that they will be sufficient to alleviate the substantial doubt regarding the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

33

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements and related notes include the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the December 31, 2024 financial statements presentation to correspond to the current year’s format. There were no changes to assets, liabilities, equity, revenue, or net loss due to these reclassifications.

Concentrations of Credit Risk

The Company maintains cash balances at financial institutions which may exceed federally insured limits. The bank balances in these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

The Company’s dealers accounted for 32% and 30% of total revenues for the years ended December 31, 2025 and 2024,  respectively. Of that amount, 20% represented builder assist. All aircraft require a deposit progress payment to cover the cost of the aircraft and profit. Therefore, credit risk is limited.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s accounts receivable, income tax receivable, prepaid expenses and other assets, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these assets and liabilities.

Accounts Receivable and Allowance for Current Expected Credit Losses

The Company provides limited credit in the normal course of business to selected customers who are primarily located in the United States. Credit is extended based on an evaluation of the customer’s financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Generally, billed receivables are due within 30 days.

The Company provides for credit loss in accordance with Accounting Standards Codification (“ASC”) 326 – Financial Instruments-Credit Losses. Accounts receivable that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for current expected credit losses by considering a number of other factors, including the length of time billings are past due, previous loss history, the customer’s ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. As of December 31, 2025 and 2024, there was a credit reserve of approximately $69,028 and  $72,484, respectively.

34

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or net realizable value. Work in progress costs are stated at costs incurred to date. Finished goods inventories include material, labor, and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory. There were reserves recorded of $59,382 and $60,675 as of December 31, 2025 and 2024, respectively.

Property and Equipment

Property, equipment, and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation. The cost of property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. Machinery, equipment, furniture and automobiles and trucks are depreciated over 3 to 11 years. Owned buildings and improvements are depreciated over 7 to 39 years. Leasehold improvements are depreciated over the shorter of the lease term or useful life of assets ranging between 7 to 40 years. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Intangible Assets

Intangible assets are recorded at cost and are amortized using the straight-line method over a period of ten years. These are reviewed for impairment annually in accordance with impairment of long-lived assets policy noted below.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets are tested for impairment when events or circumstances indicate that the carrying amount of the asset group that includes those assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an assets group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the uses and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. The Company did not recognize any impairment loss during the years ended December 31, 2025 and 2024.

Revenue Recognition

All revenues are recorded in accordance with ASC Topic 606, Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligation in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company recognizes revenue from the following:

35

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Kit Aircraft - sales in which a customer can build an aircraft in their own facility using component kits corresponding to specific portions of the aircraft, such as fuselage kit, wing kit, engine kit, etc. are available. Revenue is recognized when the kit is shipped. All kit orders are prepaid, which are recorded as customer deposits. Once a kit order is fulfilled, the Company bills the customer against their deposit, ships the kit, and recognizes the revenue accordingly.

Builder Assist - customized aircraft constructed at the Company’s facility in which the customer is required to complete at least 51% of a prescribed list of assembly tasks. The customers are required to make a deposit at the time of placing the order, which will hold a given position on the production calendar (often up to 24 months out). Prior to commencement of the build, the customer is required to deposit the final cost of the aircraft, less the initial deposit and a small retainage amount per the contract. The Company recognizes revenues over time as performance steps are satisfied. The Company measures its progress to completion at the end of each month based on the stage of completion for each order. The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company’s accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company’s revenue recognition policy.

Certified Aircraft - these are aircraft built entirely at the Company’s facility and built entirely by the Company employees. The customer is required to make a deposit at the time of placing the order which will hold a given position on the production calendar (often up to 24 months out). The customer is required to make a progress payment at the midpoint of the manufacturing process. Revenue is recognized over time as performance steps are satisfied.

Parts - are generally sold prepaid with the exception of dealer sales. Revenue is recognized when the order is shipped.

Services and repairs - revenue is recognized at completion on smaller jobs. Revenue is recognized over time as performance steps are satisfied on larger repairs. Deposits are generally required on larger jobs.

Revenue was broken down as follows for the year ended December 31:

	2025	2024
Aircraft	$31,495,898	$35,320,558
Pre-packaged kits sales	1,839,102	2,839,977
Parts / Services / Used Aircraft	5,863,465	2,584,233
	$39,198,465	$40,744,768

Advertising

The Company expenses the cost of advertising as incurred. For the years ended December 31, 2025 and 2024, advertising expense totaled $183,660  and $185,357, respectively.

36

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

New Aircraft Warranty

The Company provides a warranty on its aircraft to be free from defects in material and workmanship for a one-year period from the date of delivery. The Company’s sole obligation under the warranty is to replace or repair defective components to airworthy condition. The warranty covers airframe and any other parts or assemblies manufactured by the Company. For parts or assemblies not manufactured by the Company, the OEM warranty received (if any) from the maker of such non-manufacturer-made products or components will apply. Warranty for OEM parts is the sole responsibility of the vendor. Based on the terms of the limited warranty, the Company has historically experienced very few claims and as such, has not recorded a liability reserve.

Income Taxes

The Company is a C-Corp and accounts for income taxes, whereby deferred income taxes are recorded based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received, or liabilities are settled. In evaluating the Company’s ability to recover the deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence and establishes a valuation allowance if necessary to reduce the deferred tax assets to their expected net realizable value.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit for tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management’s belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of limitation for certain tax positions. As of December 31, 2025 and 2024, the Company determined it did not have any uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2025 and 2024, the Company has no provisions for interest or penalties related to uncertain tax positions.

Leases

The Company recognizes leases under ASC 842 - Leases (ASC 842). The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use asset at the commencement date of the lease. The Company considers leases to be finance leases if, among other definitions, the lease term is a major part of the life of the asset or at least 75% and the present value of the minimum lease payments are substantially all the fair value of the leased property or at least 90%.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee.

37

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

The operating lease asset and operating lease liability were calculated utilizing the risk-free-discount rate determined to be 1.79%, according to the Company’s elected policy. The Company has elected to use this rate for all of its leases except where the Company is required to use the implicit rate if it is readily determinable. The weighted average implicit rate for the Company’s finance leases was approximately 6.5% as of December 31, 2025 and 2024 .

Lease assets. A lessee’s lease assets, also known as right-of-use assets, are measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the right-of-use asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Initial direct costs. The standard defines initial direct costs as only the incremental costs that would not have been incurred if the lease had not been obtained. Under ASC 842, initial direct costs include commissions paid to third parties, including brokers, leasing and referral agents and internal leasing commissions paid to employees for successful execution of lease agreements. These initial direct costs are capitalized and amortized over the term of the related leases using the straight-line method.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Segment Information

In accordance with ASC 280, Segment Reporting (“ASC 280”), we identify our operating segments according to how our business activities are managed and evaluated. ASC 280 establishes standards for companies to report financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

Our Chief Executive Officer (“CEO”) is our Chief Operating Decision Maker (“CODM”). The CODM reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.  The Company’s operations are in the United States, where all assets are based and revenue is derived.

The key measures of segment profit or loss reviewed by our CODM are consolidated net loss, which is consistent with the amounts reported in the Company’s consolidated financial statements prepared in accordance with U.S. GAAP. These metrics are reviewed and monitored by the CODM to manage and forecast cash. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. The consolidated financial statements reflect the financial results of the Company’s one reportable operating segment, and no discrete financial information is reviewed at a lower level for decision-making purposes.

Earnings Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the weighted average number of shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of diluted net loss per share if their inclusion would be anti-dilutive. The Company uses the treasury stock method to account for warrants and other potentially dilutive common stock equivalents.

Recent Accounting Pronouncements

Changes to U.S. GAAP are established by the Financial Accounting Standards Board (FASB), in the form of an Accounting Standards Updates (ASU), to the FASB’s ASC. The Company will adopt these changes according to the various timetables the FASB specifies. There were no recently adopted accounting standards which had a material impact on the Company’s consolidated financial position, results of operations, changes in stockholders’ equity and cash flows.

Recent Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures,” which enables investors to better understand an entity’s overall performance through enhanced disclosures about significant segment expenses. The guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, and provides new segment disclosure requirements for entities with a single reportable segment. The Company adopted the provisions of ASU 2023-07 as of December 31, 2025, with the only impact being additional disclosure.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740) - Improvements to Income Tax Disclosures,” which requires greater disaggregation of income tax disclosures related to the income tax reconciliation and income taxes paid. The amendments improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The new standard is effective for annual periods beginning after December 15, 2025. Additional disclosures will be required but we do not expect this to have a material impact on the on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregation of certain expenses in the notes of the financial statements to provide enhanced transparency into the expense captions presented on the face of the statements of operations. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, and may be applied either prospectively or retrospectively. Early adoption is permitted. The adoption will require certain additional disclosure in the notes to the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides a practical expedient for entities to estimate expected credit losses on current accounts receivable and current contract assets arising from revenue transactions accounted for under ASC 606. ASU 2025-05 is effective for the Company for annual periods beginning after December 15, 2025, and interim periods within those annual periods. The Company is evaluating the impact of this standard on its financial statements and related disclosures.

38

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 3 - INVENTORIES

The components of inventories at December 31, 2025 and 2024, are as follows:

	2025	2024
Parts and raw materials	$11,968,484	$11,777,596
Work in-process	2,626,679	2,445,959
Finished goods	1,843,625	3,004,840
	16,438,788	17,228,395
Less: Allowance for slow moving inventory	(59,382)	(60,675)
	$16,379,406	$17,167,720

All allowances for slow moving inventory apply to parts and raw materials.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2025 and 2024:

	2025	2024
Leasehold improvements	$1,388,639	1,482,839
Machinery and equipment	3,054,579	3,659,231
Aircraft	1,676,112	782,178
Buildings	481,221	481,221
Office furniture and equipment	142,763	154,064
Automobiles and trucks	217,949	213,503
	6,961,263	6,773,036
Less accumulated depreciation	(3,891,123)	(4,439,151)
	$3,070,140	$2,333,885

Depreciation expense for the years ended December 31, 2025 and 2024 was $224,032 and $228,396, respectively.

NOTE 5 - INTANGIBLE ASSETS

Intangible assets include a license and a patent. The license is being amortized over 10 years, and patents over 20 years.

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2025 and 2024:

	2025	2024
Intangible assets - license	$300,000	$300,000
Intangible assets - patent	11,000	11,000
	311,000	311,000
Less: accumulated amortization	(92,843)	(62,294)
	$218,157	$248,706

NOTE 6 - CONTRACT ACCOUNTING - PERCENTAGE OF COMPLETION

Costs and estimated earnings on contracts in progress for jobs using percentage of completion method of revenue recognition consist of the following as of and for the years ended at December 31, 2025 and 2024:

	2025	2024
Cost incurred on uncompleted jobs	$2,426,782	$1,460,458
Estimated earnings	2,018,826	1,457,073
	4,445,608	2,917,531
Less: Billings to date	(5,736,306)	(4,029,132)
	$(1,290,698)	(1,111,601)

39

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 6 - CONTRACT ACCOUNTING - PERCENTAGE OF COMPLETION (continued)

Included in the accompanying consolidated balance sheets for percentage of completion contracts under the following headings at December 31, 2025 and 2024:

	2025	2024
Contract assets	$-	$-
Contract liabilities	(1,290,698)	(1,111,601)
	$(1,290,698)	(1,111,601)

NOTE 7 - CUSTOMER DEPOSITS

Customer deposits are comprised of cash received throughout the sale and build process as outlined in the sales agreement or service contract. Deposits are primarily comprised of production position advances and progress payments. Under the terms of the sales agreement, the customer deposits are non-refundable. The Company recognizes revenue associated with these deposits at either a point in time, or at over time under the percentage of completion method, depending on the underlying revenue being recognized. Customer advances on December 31, 2025 and 2024 were approximately $5,965,528 and $7,399,231, respectively.

NOTE 8 - FINANCE LEASES

The Company leased equipment under non-cancelable master lease arrangements. Per the lease agreements, the Company will own the equipment at the end of the lease. The carrying values of the lease assets are reported in the accompanying consolidated balance sheet as right-of-use asset (ROU) – finance lease.

The future minimum payments on the capital lease obligations at December 31, 2025 and 2024  are as follows:

	2025	2024
Finance lease ROU asset	$1,384,268	$1,785,951
Less accumulated reduction	(780,060)	(795,294)
Balance of ROU asset	$604,208	$990,657

The future annual minimum payments on the capital lease obligations at December 31, 2025 are as follows:

2026	$306,097
2027	298,605
2028	203,610
2029	91,714
2030	9,636
Thereafter	-
Total finance leases	909,662
Less: interest expense	(100,734)
Total finance leases	808,928
Less: current portion	(256,681)
Finance lease - long term	$552,247

The interest expense incurred by the Company for the years ended December 31, 2025 and 2024  was approximately $66,428 and $82,828, respectively.

40

CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 9 - LINE OF CREDIT

The Company has a line of credit with Glacier Bank, which was acquired from Bank of Idaho, with a maximum borrowing limit of $3,500,000. Interest accrues at Wall Street Journal Prime Rate (WSJP), 8.50%  at December 31, 2025 and 2024. The line of credit matures on June 2, 2026, and is secured by accounts receivable and parts inventory. The outstanding balance as of December 31, 2025 and 2024 was $1,690,906 and $250,000, respectively. The interest expense incurred by the Company for the years ended December 31, 2025 and 2024 was $94,648 and $4,121, respectively. As of December 31, 2025, the Company had $1,809,094 available under its line of credit.

The Company has a line of credit with AFC Financial Services LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The line of credit matures on May 18, 2026, and is secured by aircraft inventory. The outstanding balance as of December 31, 2025 and 2024 was $720,000. The interest expense incurred by the Company for the years ended December 31, 2025 and 2024 was $61,524 and $31,445, respectively. As of December 31, 2025, the Company had $1,280,000 available under its line of credit.

NOTE 10 - OPERATING LEASES

The Company leases multiple buildings and facilities under a non-cancellable operating lease agreements that expires at varying times through April 30, 2045.

The ROU asset for the years ended December 31, 2025 and 2024 is summarized below:

	2025	2024
Operating lease ROU asset	$3,313,549	$3,313,550
Less accumulated reduction	(1,460,337)	(1,087,912)
Balance of ROU asset	$1,853,212	$2,225,638

As of December 31, 2025, the minimum annual lease payments under these leases are as follows:

2026	$355,358
2027	160,129
2028	104,370
2029	104,370
2030	104,370
Thereafter	1,327,968
Total lease payments	2,156,565
Less: interest	(303,353)
Present value of lease payments	1,853,212
Less: current portion	(321,816)
Lease payments, net of current portion	$1,531,396

Total lease expense, including short term leases, for years ended December 31, 2025 and 2024 was approximately $490,924 and $411,259, respectively. Variable lease expenses (CAM) for 2025 and 2024 were $592,688 and $499,849, respectively.

The Company calculates the weighted‑average remaining lease term based on the remaining lease term and the related lease liability balance for each lease as of the reporting date.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 10 - OPERATING LEASES (continued)

As of December 31, 2025, the weighted‑average remaining lease terms were as follows:

Weighted‑average remaining lease term	51.66 years
Weighted‑average discount rate	1.001%

NOTE 11 - COMMITMENT AND CONTINGENCIES

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgement. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probably but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

NOTE 12 - RELATED PARTIES

The Company rents hangers and office space from a stockholder of Cub Crafters, Inc. Terms of the agreements call for monthly payments of $12,988. The agreements expire at various times through April 30, 2026. The lease has provision to renew for two additional five-year terms.

In 2021, the Company entered into a promissory note with a shareholder for $809,124. The loan matures in December 2031 and accrues interest at 4.25%, per annum. As of December 31, 2025, the balance on this note was $572,926.

In May of 2023, the Company entered into a promissory note with a shareholder for $394,729. The loan was fully paid off as of December 31, 2025.

NOTE 13 - 401(k) PLAN

The Company sponsors a 401(k)-retirement plan (the Plan) for employees who meet certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the terms of the Plan, the Company matches 100% of the employee’s contributions up to 4% of the employee’s compensation. The Company’s matching contribution was approximately $305,420 and $309,446 for the years ended December 31, 2025 and 2024, respectively.

NOTE 14 - STOCKHOLDERS’ EQUITY

The classes of shares at December 31, 2025 were: Common Stock-Class A, Common Stock-Class B and Preferred Stock-Series A.

Common Stock-Class A and B - with a $0.0001 par value, 40,000,000 and 33,000,000 authorized, respectively. At December 31, 2025 and 2024, the Company had 0 Class A common stock and 29,000,000 Class B common stock shares issued and outstanding.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 14 - STOCKHOLDERS’ EQUITY (continued)

Series A Preferred Stock - with a $0.0001 par value, 10,050,000 shares authorized. At December 31, 2025 and 2024, the Company had 1,925,897 shares issued and outstanding.

Stock Purchase Warrants - Preferred Stock - On April 12, 2023, the Company issued warrants granting the right to purchase 9,575 shares of Series A Preferred Stock. The warrants entitle the holder the right to purchase the shares for a period of 10 years from the issue date at a price of $5.00 per share.

Liquidation preferences

Holders of Series A preferred stock shall be entitled to receive out of the proceeds or assets of the Company available for distribution prior and in preference to any distribution to common stockholders at a value of $5 per share. Series A preferred stock is not redeemable at the option of the holder. The holders have the right to convert into common stock - Class A share at the conversion price.

The conversion price noted is determined by dividing the number of common stock - Class A shares outstanding at the time by the Original Issue Price of $5, subject to certain adjustment conditions noted in the amended articles of incorporation. Each share of Series A preferred stock will automatically convert into Class A common stock upon the earlier of (i) the closing of an offering resulting in at least $150 million in proceeds or (ii) the date or occurrence of an event specified by vote or written consent or agreement of the holders of a majority of the then outstanding share of Series A preferred stock. Liquidation preference on Series A Preferred Stock was $9,629,485 for the year ended December 31, 2025 and 2024, respectively.

On November 3, 2022, the Company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”) to sell up to 10,000,000 shares of Series A Preferred Stock, convertible into share of Class A Common Stock, at a price of $5 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”) to sell up to 1,000,000 share of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”) to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5 per share. On May 24, 2023, the Company increased the price per share in each offering to $5.45. The net proceeds of these concurrent offerings will be used to scale the company’s operations to meet expanding sales demand, invest in the development of the company’s products and disruptive technology, modernize the manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the corporation (other than dividends on stocks of Common Stock payable in stocks of Common Stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding stock of Series A Preferred Stock in an amount at least equal to the dividend payable on each stock of such class or series determined, if applicable, as if all stocks of such class or series had been converted into Common Stock.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series A Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Series A Preferred Stock were converted to Common Stock.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025 AND 2024

NOTE 15 – INCOME TAXES

The provision (benefit) for income taxes consists of the following:

	2025	2024
Federal
Current	$(55,696)	$39,613
Deferred	(626,174)	213,658
Total income tax expense (benefit)	$(681,870)	$253,271

The current income tax provision differs from the expenses that would result from applying federal statutory rates to income before income taxes because the Company is subject to certain minor permanent differences and temporary differences from depreciation, research and development and other timing differences.

The reconciliation between the provision (benefit) for income taxes and the expected provision (benefit) for income taxes at the U.S. federal statutory rate is as follows:

	2025	2024
U.S. Operations	$(532,979)	$601,868
Federal statutory rate	21%	21%
Provision for income taxes at federal statutory rate	(111,926)	126,392
Prior year (over) under accrual	(55,696)	-
Permanent differences	4,433	4,924
Temporary timing differences	107,492	(91,703)
Provision (benefit) for current income taxes	$(55,697)	$39,613

The tax effects of significant items comprising the Company’s deferred tax assets (liabilities) are as follows:

	2025	2024
Allowance for credit losses	$14,496	$15,222
Depreciation	(429,864)	(325,880)
Net operating loss	790,827	-
Inventory reserve	12,470	12,742
Research and Development	101,256	160,927
Deferred tax asset (liability)	$489,185	$(136,989)

The Company’s U.S. federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2022 through December 31, 2024. There are currently no pending income tax examinations. To the extent the Company has a tax attribute carryforward, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision.

NOTE 16 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through April 28, 2026, the date the financial statements were available to be issued.

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INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (Filed with the Form 1-A/A of the company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222007859/cub_ex21.htm)
2.2	Bylaws (Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex23.htm)
4.1	Form of Subscription Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex41.htm)
6.1	Compensation Award Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex61.htm)
8.1	Form of Enterprise Bank Escrow Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex81.htm)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cub Crafters, Inc.

By:	/s/ Patrick Horgan
Name:	Patrick Horgan
Title:	President & CEO
Date:	April 30, 2026

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patrick Horgan
Patrick Horgan, Principal executive officer
Date: April 30, 2026

/s/ Keith Kennedy
Keith Kennedy, Principal financial officer and principal accounting officer
Date: April 30, 2026

/s/ Susan Richmond
Susan Richmond, Director
Date: April 30, 2026

/s/ Bradley Damm
Bradley Damm, Director
Date: April 30, 2026

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